UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
                        Securities Exchange Act of 1934

For the month of          November, 2004

Commission File Number    0-26104

                            TESMA INTERNATIONAL INC.
                (Translation of registrant's name into English)



1000 Tesma Way, Concord, Ontario, Canada  L4K 5R8
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
     Form 20-F......... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                TESMA INTERNATIONAL INC.
                                (Registrant)
Date:  November 12, 2004

                                By:   /s/ Stefan T. Proniuk
                                Stefan T. Proniuk
                                Vice-President, Secretary and General Counsel



EXHIBITS

Exhibit 99

The Third Quarter (Interim) Report to Shareholders of the Registrant (for the three months ended September 30, 2004), including its unaudited consolidated financial statements and management's discussion and analysis of results of operations and financial position for the three- and nine-month periods ended September 30, 2004.

Form 52-109FT2 - Certificate of Interim Filings during Transition Period (under Canadian Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) executed by Manfred Gingl, Chief Executive Officer of the Registrant.

Form 52-109FT2 - Certificate of Interim Filings during Transition Period (under Canadian Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) executed by Anthony Dobranowski, Chief Financial Officer of the Registrant.